EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three Months Ended March 31, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$3,283

Fixed charges:
Interest expense	3,422
One-third of rents, net of income from subleases (a)	89

Total fixed charges	3,511

Add: Equity in undistributed loss of affiliates	34

Earnings before taxes and fixed charges, excluding capitalized interest	$6,828

Fixed charges, as above	$3,511

Preferred stock dividends (pre-tax)	7

Fixed charges including preferred stock dividends	$3,518

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.94

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$3,518

Add: Interest on deposits	1,985

Total fixed charges including preferred stock dividends and interest on deposits	$5,503

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$6,828

Add: Interest on deposits	1,985

Total earnings before taxes, fixed charges and interest on deposits	$8,813

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.60

(a)	The proportion deemed representative of the interest factor.